Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF POLL RESULTS OF

THE EXTRAORDINARY GENERAL MEETING

HELD ON 10 NOVEMBER 2011

AND

CHANGE IN DIRECTOR

The Board is pleased to announce that the Ordinary Resolutions were duly passed by way of poll at the EGM.

Following the conclusion of the EGM, Mr. Guo Zhuxue ceased to be a non-independent director of the Company and Mr. Li Wenxin was appointed as a non-independent director of the sixth session of the Board, both with effect from 10 November 2011.

Reference is made to the notice (the “EGM Notice”) of the Extraordinary General Meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) dated 22 September 2011. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as defined in the EGM Notice.

POLL RESULTS OF THE EGM

The board of directors of the Company (the “Board”) is pleased to announce that the following ordinary resolutions (the “Ordinary Resolutions”) set out in the EGM Notice were duly passed by the shareholders of the Company (the “Shareholders”) by way of poll at the EGM and details of the voting are set out below:

Number of votes and percentage
Ordinary Resolutions	For	Against	Total
To approve the termination of engagement of Mr. Guo Zhuxue as a non-independent director of the Board of the Company.	3,005,309,891 Shares (99.90%)	3,021,050 Shares (0.10%)	3,008,330,941 Shares (100.00%)
To approve the election of Mr. Li Wenxin as a non-independent director of the Board of the Company.	2,994,019,991 Shares (99.53%)	14,157,450 Shares (0.47%)	3,008,177,441 Shares (100.00%)

Hong Kong Registrars Limited, the Company’s share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.

As at the date of the EGM, the Company has 7,083,537,000 shares (the “Shares”) in issue.

The total number of Shares entitling the holders to attend and vote for or against the Ordinary Resolutions at the EGM was 7,083,537,000 Shares. There were no Shares in respect of which their holders were entitled to attend and vote only against the Ordinary Resolutions at the EGM. No Shareholders were required to abstain from voting on the Ordinary Resolutions at the EGM.

CHANGE IN DIRECTOR

Following the conclusion of the EGM, Mr. Guo Zhuxue ceased to be a non-independent director of the Company. Mr. Guo has confirmed that he has no disagreement in all aspects with the Board and there are no matters that need to be brought to the attention of the Shareholders in relation to his removal. The Board would like to thank Mr Guo for his valuable contribution to the Company during his term of service.

Mr. Li Wenxin was appointed as a non-independent director of the sixth session of the Board with effect from 10 November 2011 and the term of his office shall be the same as the remaining term of the sixth session of the Board. Please refer to the EGM Notice for Mr Li’s biographical details.

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC,

10 November 2011

As at the date of this announcement, the Board comprises:

Executive Directors

Xu Xiaoming

Shen Yi

Luo Qing

Non-executive Directors

Li Wenxin

Li Liang

Yu Zhiming

Independent Non-executive Directors

Lu Minlin

Liu Xueheng

Liu Feiming

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